Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL (212) 735-2854 DIRECT FAX (917) 777-2854 EMAIL ADDRESS Timothy.Fesenmyer@SKADDEN.COM	Four Times Square New York 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 25, 2014
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Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Kristina Aberg
RE:	Gyrodyne, LLC - Registration Statement on Form S-4 (File No. 333-191820)

Dear Ms. Aberg:

We are writing on behalf of our client, Gyrodyne, LLC, a New York limited liability company (the "Gyrodyne, LLC"), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 24, 2014 (the "Comment Letter"), relating to the above Registration Statement on Form S-4 (as amended by Amendment Nos. 1 and 2 thereto, the "Registration Statement"). Set forth below are Gyrodyne, LLC's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the corresponding response of Gyrodyne, LLC.

The changes made to the Registration Statement in response to the Staff's comments will be set forth in Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which Gyrodyne, LLC intends to file with the Commission on June 25, 2014. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement. Page

Division of Corporation Finance

Securities and Exchange Commission

June 25, 2014

references set forth in a response to a comment are to the corresponding page in Amendment No. 3.

The Proposal: Authorization of the Plan of Merger, page 64

Estimated Distribution to Shareholders (including Estimated Distribution to holders of Gyrodyne, LLC Shares), page 66

1.	We have reviewed your response to our prior comment 16. Within your amended filing please revise footnotes (ii), (iii), (iv) and (v) to disclose the assumptions used by management to determine the adjustments presented. Provide similar disclosure for footnotes (g) & (h).

In response to the Staff’s comment, footnotes (ii), (iii), (iv) and (v) on pages 67-68 have been revised to disclose the assumptions used by management to determine the adjustments presented. In addition, similar disclosure has been added to footnotes (g) and (h) on page 69.

2.	We note footnote (b) has been revised. Within your amended filing, please include, as previously disclosed, the assumptions utilized by management to determine your estimation of gross proceeds from the sale of real estate.

In response to the Staff’s comment, the disclosure has been revised on page 68 to include management's assumptions in estimating the gross proceeds from the sale of real estate.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854.

Sincerely,

/s/ Timothy M. Fesenmyer
Timothy M. Fesenmyer

cc:	Frederick C. Braun III Gyrodyne Company of America, Inc.

Thomas H. Kennedy
Skadden, Arps, Slate, Meagher & Flom LLP

Alon Y. Kapen
Farrell Fritz, P.C.